Exhibit 15.1

manatt manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

November 15, 2018

Via EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman

Office of Real Estate and Commodities

Re:	CaliberCos Inc. Offering Statement on Form 1-A Filed August 24, 2018 CIK No. 0001627282

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on a confidential basis on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 20, 2018 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), as filed on a confidential basis with the SEC on August 24, 2018.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you and each of your subsidiaries intend to rely on; and

•	how your and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

Response: The Company acknowledges the comment. As disclosed in the Offering Statement, the Company intends to continue to conduct its operations so that neither the Company nor any of its subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). A person will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an available exception or exemption, it:

(i) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

(ii) owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The Company is a vertically integrated real estate sponsor, and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. The Company owns, operates and invests in real estate both on its own and through individual operating companies. The Company manages all aspects of the real estate investment deal continuum including fundraising, asset acquisition, construction and development, property management and asset management, brokerage services and asset disposition. The Company does not offer, nor plan to offer, investment services beyond allowing investors to invest in direct real estate ownership and development transactions.

Moreover, at December 31, 2017, the Company had Total Assets of $152,779,208, of which, $132,709,911, or approximately 87%, consisted of real estate project assets under active Company management, including: Land and land improvements; Buildings and building improvements; Furniture, fixtures and equipment; Real estate assets under construction; Real estate assets held for sale; and Accumulated depreciation. We do not believe that any of these assets would be considered “Investment Securities” as that term is defined in the Investment Company Act. In light of this, we do not believe that the Company is, or will be under its business plan, required to register as an investment company under the Investment Company Act under the prima facie definition of an Investment Company.

Even, arguendo, if the Company were deemed to be an investment company in the future under the prima facie test, it would be exempt from the requirement to register as an investment company pursuant to the exclusion from the definition of an investment company provided by either Section 3(c)(5)(C) or Section 3(c)(6) of the Investment Company Act. In order to avail itself of Section 3(c)(5)(C), as interpreted by SEC staff, the Company will be required to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate,” or Qualifying Real Estate Assets, and at least 80% of our assets in Qualifying Real Estate Assets plus real estate-related assets.

The Company intends to continue to invest in and manage a diversified portfolio of commercial real estate investments. It expects to use a significant majority of the net proceeds from the offering to invest and hold at least 55% of its total assets in commercial real estate loans (including senior mortgage loans, subordinated mortgage loans, mezzanine debt and participations (also referred to as B-Notes) that meet certain criteria outlined by the staff of the SEC), each of which are Qualifying Real Estate Assets. In addition, it holds at least 80% of its total assets in a combination of Qualifying Real Estate Assets and real estate-related assets. These real estate-related assets may include assets such as equity interests in companies that own commercial real estate and preferred equity in commercial real estate debt securities such as CMBSs and CDOs. The Company intends to monitor its holdings under the 55% test and the 80% test in an effort to comply with Section 3(c)(5)(C) and related guidance. Based on these holdings, we believe that the Company is not considered an investment company for purposes of Section 3(c)(5)(C) of the Investment Company Act.

In addition, Section 3(c)(6) of the Investment Company Act excludes from the definition of “investment company” any company primarily engaged, directly or through majority-owned subsidiaries, in a business, among others, described in Section 3(c)(5)(C) of the Investment Company Act. The SEC has indicated that Section 3(c)(6) requires a company to hold at least 55% of its assets in, and derive 55% of its income from, a Section 3(c)(5)(C) business. The staff of the SEC has issued little additional interpretive guidance with respect to Section 3(c)(6). To the extent the Company holds its real estate investments through subsidiaries, it will rely on Section 3(c)(6) of the Investment Company Act rather than Section 3(c)(5)(C). In such a case, more than 55% of its assets are held in, and more than 55% of its income is derived from, a combination of our interests in majority-owned subsidiaries and Qualifying Real Estate Assets. The Company’s consolidated assets are primarily held directly by the Company or through its majority-owned subsidiaries.

See “Risk Factors — Risks Related to Our Company — If we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as conducted and could have a material adverse effect on our business” and “Investment Company Act Considerations.”.

2.	Please provide us with a supplemental detailed analysis as to why you believe you are not required to register as an investment adviser under the Investment Advisers Act of 1940. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response: The Company acknowledges the comment. As noted above, the Company is a vertically integrated real estate sponsor, and does not intend to hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. The Company owns, operates and invests in real estate both on its own and through individual operating companies. The Company manages all aspects of the real estate investment deal continuum including fundraising, asset acquisition, construction and development, property management and asset management, brokerage services and asset disposition. The Company does not offer, nor plan to offer, investment services beyond allowing investors to invest in direct real estate ownership and development transactions. In addition, the Company does not intend to offer advisory services nor have discretion over investment decisions by its customers. Unlike other real estate investment companies, we are not managed by an investment adviser.

Under the Commission’s “General Information on the Regulation of Investment Advisers,” avail. March 11, 2011, (https://www.sec.gov/divisions/investment/iaregulation/memoia.htm):

“Subject to certain limited exclusions discussed below, Section 202(a)(11) of the [Investment] Advisers Act [of 1940] generally defines an "investment adviser" as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Advisers Act.

[“The Division construes these elements broadly. For example, with respect to "compensation," the receipt of any economic benefit suffices. To be deemed compensation, a fee need not be separate from other fees charged, it need not be designated as an advisory fee, and it need not be received directly from a client. With respect to the "business" element, an investment advisory business need not be the person's or firm's sole or principal business activity. Rather, this element is satisfied under any of the following circumstances: the person or firm holds himself or itself out as an investment adviser or as providing investment advice; the person or firm receives separate or additional compensation for providing advice about securities; or the person or firm typically provides advice about specific securities or specific categories of securities. Finally, a person or firm satisfies the "advice about securities" element if the advice or reports relate to securities. The Division has stated that providing one or more of the following also could satisfy this element: advice about market trends; advice in the form of statistical or historical data (unless the data is no more than an objective report of facts on a non-selective basis); advice about the selection of an investment adviser; advice concerning the advantages of investing in securities instead of other types of investments; and a list of securities from which a client can choose, even if the adviser does not make specific recommendations from the list.]

The Company is a direct issuer of real estate investment transactions. It does not intend to offer any investment nor advisory services. It does not hold itself out as an advisor. Transactions will be available to investors on a direct subscription basis. No advice will be rendered with respect to the transaction, no recommendations will be made and the Company will not have any discretion with respect to investing the funds of a customer. No separate advisor is managing the investments. No advice regarding any securities is being rendered. Finally, the investor cannot choose any investments in which to invest other than the transactions originated by the Company.

Similar to other crowdfunding companies, the Company’s principal operation is as an issuer of direct investment opportunities. Only Caliber investments are available from the Company and it is not rendering advice on any transaction, nor can an investor invest in any transaction other than Caliber-issued transactions. Given these facts, the Company would not be deemed to be engaged in rendering investment advice, and therefore would not be required under the Investment Advisers Act of 1940 to register as an investment adviser.

Cover Page

3.	Please revise the cover page to identify the disclosure format you are following. Please refer to Part II(a)(1)(ii) of Form 1-A.

Response: The cover page has been revised to reflect that the Company is following the disclosure format of Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

Risk Factors, page 7

4.	Please add risk factor disclosure regarding the exclusive forum provision disclosed in Article VII, section 4 of your bylaws. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law. Please also state whether you intend the exclusive forum provision to apply to claims under the federal securities laws.

Response: The Company has added the requested risk factor disclosure regarding the exclusive forum provision disclosed in Article VII, Section 4 of the Company’s bylaws to the Section entitled “Risk Factors – Risks Related to Our Company”. The Company has also added similar disclosure to the Section entitled “Securities Being Offered”

5.	Please add risk factor disclosure to disclose, if true, that there is no limit on the amount of leverage you may incur.

Response: The Company has revised the Section entitled “Risk Factors – Risks Relating to Our Company – We have in the past incurred and may continue in the future to incur significant amounts of debt to finance acquisitions, which could negatively affect our cash flows and subject our properties or other assets to the risk of foreclosure” to indicate that the Company’s governing documents do not contain any limitations on the amount of debt it may incur and that the Company does not have a formal policy limiting the amount of debt it may incur in the future.

6.	We note that your officers and directors will exercise control over the company. Please add risk factor disclosure that your officers and directors will have the ability to make decisions regarding (i) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties.

Response: The disclosure has been revised to add a risk factor entitled “Insiders will exercise significant control over our company and all corporate matters” to the section entitled “Risk Factors – Risks Relating to Our Company”.

7.	Please add risk factor disclosure regarding conflicts of interest between you and any related parties.

Response: The disclosure has been revised to add a risk factor entitled “Conflicts of interest exist between our company and related parties” to the section entitled “Risk Factors – Risks Relating to Our Company”.

Plan of Distribution

Use of Proceeds, page 21

8.	Please revise to reflect the no minimum nature of the offering. Describe more specifically what “key initiatives” may be delayed or cancelled in the event you raise less than the maximum amount offered. In addition, describe the material terms of indebtedness you intend to repay with proceeds of the offering. See Instructions 3 and 6 to Item 6 of Form 1-A.

Response: The disclosure in the Section entitled “Use of Proceeds” has been revised to reflect the no minimum nature of the offering and the material terms of the indebtedness that the Company intends to repay with proceeds of the offering. In addition, this Section has been revised to correct references that “key initiatives” will be delayed or cancelled in the event the Company raises less than the maximum amount offered; in such event the Company would instead just limit the size and scope of to-be-targeted real estate projects.

9.	Please explain the phrase “to-be target redevelopment.”

Response: The disclosure in the Section entitled “Use of Proceeds” has been corrected to clarify that a portion of the proceeds would be used towards future redevelopment and similar strategic real estate projects. As currently disclosed in this section, the Company does not have any agreements or commitments for any such projects at this time.

Fund Management, page 24

10.	We note you may receive 20%-35% of the cash distributions. Please reconcile this with your disclosure on page 52, which indicates you may receive 35% to 25%. Additionally, please clarify how the amount that you are entitled to receive from each fund is determined. In this regard, it is not clear what amount the funds owe as priority preferred returns and preferred capital contributions.

Response: The disclosure on page 62 has been revised to state that the Company may receive 20%-35% of the cash distributions. The Company has clarified how the amount that it is entitled to receive from each fund is determined on page 24.

Our Fund Portfolio, page 25

11.	We note your disclosure regarding the funds that you are involved in. Please disclose your percentage of ownership of each fund, if material. We may have further comment.

Response: The disclosure on page 25 has been revised to reflect the Company’s ownership percentage of the funds.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Diversified, page 43

12.	Please expand your explanation of the revenue and expense adjustments made to arrive at Adjusted Net Income (Loss) for the Diversified segment, and disclose the reasons why management believes Adjusted Net Income (Loss) provides useful information to investors.

Response: The Company has revised the disclosure on page 43 to remove the revenue and expense adjustments made to arrive at Adjusted Net Income (Loss) for the Diversified segment.

Key Operating and Financial Metrics, page 44

13.	Please disclose the methodologies used to fair value your real property portfolio and the significant assumptions used. Please provide this information by asset class. In addition, please tell us the underlying factors that led to the significant market appreciation in the current year.

Response: The disclosure has been revised on page 50 to disclose the methodologies used to fair value the Company’s real property portfolio and the significant assumptions used for all asset classes.

With respect to the underlying factors that led to the significant market appreciation in the current year, the Company identifies assets that are undervalued and/or underperforming at the time of acquisition. Such assets generally undergo some form of repositioning soon after the Company’s acquisition in order to help drive increased appreciation and operating performance. Once the repositioning is complete, the Company focuses on increasing the asset’s net operating income, thereby further increasing the value of the asset. Making below-market acquisitions, adding value through development activities, and increasing free cash flow with proper management all represent a material component to the Company’s core business model and have contributed to the significant market appreciation in the current year.

Security Ownership of Management and Certain Stockholders

14.	Please confirm that your table includes ownership of Common Stock and Series A Preferred Stock. In addition, ensure the table includes equity securities each beneficial owner has the right to acquire and include a footnote describing the circumstances upon which such securities may be acquired. See Item 12 of Form 1-A.

Response: The Company hereby confirms that the table under the section entitled “Security Ownership of Management and Certain Stockholders” includes ownership of Common Stock and Series A Preferred Stock. Additionally, no holder referenced in such table holds securities further to which such holder would have the right to acquire equity securities of the Company. For this reason, no revision to the Section entitled “Security Ownership of Management and Certain Stockholders” has been made.

Interest of Management and Others in Certain Transactions, page 52

15.	Please revise the first paragraph on page 52 to disclose the amount of common and preferred stock issued.

Response: The disclosure in the first paragraph of the Section entitled “Interest Of Management And Others In Certain Transactions - Affiliated Transactions; Affiliated Ownership or Control of Managed Properties – CDIF” has been revised to indicate the amount of common and preferred stock issued.

16.	Please include the names of the related parties that have an interest in each of the transactions. For example, identify the member of executive management that entered into a promissory note with the Company in February 2015. See Item 13 of Form 1-A.

Response: The disclosure on pages 64-65 has been revised to identify the names of the related parties that have an interest in each of the transactions.

17.	To the extent the transactions described under the “Other” heading meet the threshold for disclosure under Item 13, please revise to provide the specific disclosure required.

Response: The Company hereby confirms that the transactions described under the “Other” heading do not meet the threshold for disclosure under Item 13.

Consolidated Statements of Operations, page F-4

18.	To the extent that you present a subtotal for the difference between total revenues and total (operating) expenses on your consolidated statements of operations, please use a caption other than Net Operating Income (Loss), as this label implies a non-GAAP measure.

Response: The disclosure has been updated by revising the caption to “Operating Income (Loss)” on page F-4.

Note 2 – Summary of Significant Accounting Policies

Real Estate Sales, page F-15

19.	Please provide us with an analysis of why you believe the proceeds from all real estate sales qualify as revenue, citing relevant accounting literature.

Response:

The Company believes that the proceeds from all real estate sales qualify as revenue in the Company’s consolidated financial statements, since such sales represent the Company’s core operations, notwithstanding the expansion of the Company’s operations and scope of services. The Company respectfully notes that this is consistent with Statement of Financial Accounting Concepts No. 6, paragraph 78, which provides as follows:

“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

The amounts included on page F-15 under “Real Estate Sales” represent the sales of the Company’s Auction Home portfolio. Caliber Auction Homes, LLC, a wholly owned subsidiary of CaliberCos., Inc. represents the Company’s original primary, core operations when the Company commenced operations in 2008. At that time, the Company acquired distressed single-family homes, many of which were acquired at auction, remodeling and repositioning the homes and selling them to third party buyers for considerable profit. The Company recognized revenue during the period when title had passed to the buyer, consideration for the property had been received and the Company had no continuing involvement with such property.

Note 12 – Redeemable Preferred Stock

Series A Preferred Stock, page F-43

20.	Given the mandatory redemption provisions disclosed on page F-43, please tell us why the Series A Preferred Stock has not been classified as a liability. Cite relevant accounting literature in your response.

Response: ASC Topic 480 (Distinguishing Liabilities From Equity) requires that a financial instrument is classified as a liability if such financial instrument has at least one of the following features: (i) mandatory redemption on either a fixed or determinable date or upon an event that is certain to occur; or (ii) an unconditional obligation on the part of the issuer to settle in a variable number of such issuer’s shares.

With respect to the first feature cited above, while the Series A Preferred Stock (i) has a fixed date of redemption four (4) years after issuance; and (ii) is subject to mandatory redemption if the Company reaches a market capitalization of $100,000,000 (together with (i), the “Redemption Date”), the Series A Preferred Stock is subject to a put option which provides the holder the option to convert the Series A Preferred Stock into common stock of the Company at any time prior to the Redemption Date. The Company believes that the put option is a substantive right of the holder because the conversion to common stock is at least equal to the value of the Series A Preferred Stock at the time of conversion, and such put option expires only on the Redemption Date. Based on the put option granted to the holder, the Company also believes that the Series A Preferred Stock is contingently or optionally redeemable. As a result, the Company believes that the Series A Preferred Stock do not meet the characteristics of being mandatorily redeemable until the conversion option expires.

With respect to the second feature cited above, the Series A Preferred Stock may be converted into common stock of the Company if the holder elects to exercise its put option or if the Company reaches a market capitalization of $100,000,000. The Company believes that either scenario represents a conditional obligation of the Company to redeem the Series A Preferred Stock and convert such stock into common stock of the Company.

Based on a review of ASC Topic 480 and the analysis above, the Company does not believe that the Series A Preferred Stock should be classified as a liability.

Note 15 – Segment Reporting, page F-45

21.	Please include the reconciliations required by ASC 280-10-50-30 for the segment data provided on pages F-47 and F-48.

Response: The disclosure has been revised on pages F-47 and F-48 to include the reconciliations required by ASC 280-10-50-30 for the segment data provided on such pages.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer
Jade Leung, Chief Financial Officer
CaliberCos Inc.